September 25, 2014

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:

Response to Staff Comments to Northern Lights Fund Trust III’s Preliminary Proxy Statement filed on Schedule 14A (File No. 811-22655)

Dear Mr. Zapata:

On September 15, 2014, Northern Lights Fund Trust III (the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on behalf of the Even Keel Managed Risk Fund, the Even Keel Opportunities Managed Risk Fund, the Even Keel Traveler Managed Risk Fund and the Even Keel Explorer Managed Risk Fund (collectively, the “Funds”).  The Proxy Statement relates to a special meeting of the Funds’ shareholders to consider approval of an Agreement and Plan of Reorganization to reorganize the Funds into separate, newly formed corresponding series of Northern Lights Fund Trust II (the “Reorganization”). You recently provided comments by phone to Chris Moore on September 23, 2014.  Please find below a summary of those comments and the Registrant's responses.

Comment 1.

In the “Introduction” section, please include a statement  explaining whether the  shareholders of the Old Funds will be voting together or on an individual fund basis.

Response:

The Registrant has revised the disclosure in the “Introduction” section to include the following statement: “Shareholders of each Old Fund will vote separately on the Reorganization on an individual fund basis.”

Comment 2.

Under the “Fees and Expenses” heading of the section entitled “Comparison Of The Old Funds And The New Funds,” explain how it was determined that the “Reorganization is not expected to result in an increase in fees paid by current shareholders or annual fund operating expenses.”  This may be shown by including a comparison of the fee tables of the New Funds and Old Funds as required by Item 22(a)(3)(iv) of Schedule 14A.  Within this heading, ensure that the disclosure includes details regarding the new front-end sales charge that will apply to the New Funds’ Class A shares.

Response:

The Registrant has revised the disclosure to include a comparison of the fee tables, along with the corresponding expense examples, of each Old Fund and its corresponding New Fund, as detailed by Item 22(a)(3)(iv) of Schedule 14A.  This comparison includes details regarding the New Funds’ front-end sales charge and can be found beginning on page 5 of the definitive proxy statement.

Comment 3.

Please disclose the Distributor’s address.

Response:

The Registrant has updated the section of the Proxy Statement regarding the Distributor as follows:

“Northern Lights Distributors, LLC ("NLD or the Distributor"), located at 17605 Wright Street, Omaha, Nebraska 68130, serves as the distributor and principal underwriter of each Old Fund, and will continue, subject to approval of the NLFT II Board, to serve in the same capacity for each of the New Funds following the Reorganization. The Distributor is obligated to sell the shares of the New Funds on a best efforts basis only against purchase orders for the shares. Shares of each New Fund are offered to the public on a continuous basis.”

Comment 4.

Under the heading entitled “Quorum And Required Vote For The Old Funds”, please address what is expected to occur if the Reorganization is not approved by the Old Funds’ shareholders.

Response:

In response to your comment, the referenced disclosure has been revised to include the statement:  “If the Plan of Reorganization is not approved by shareholders, the Board of NLFT III will consider other options, which may include but is not limited to, seeking shareholder approval of the Plan of Reorganization again or declining to complete the Reorganization.”

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (614) 469-3266 or Tanya Goins at (202) 973-2722.

Very truly yours,

/s/ Christopher A. Moore

Christopher A. Moore Esq.